[Provident Community Bancshares, Inc. Letterhead]

October 5, 2011

VIA EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
100 F Street, NE
US Securities and Exchange Commission
Washington, DC  20549

Re:	Provident Community Bancshares, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 12, 2011
File No. 1-5735

Dear Mr. Nolan:

We have received your letter dated August 26, 2011 regarding comments on the above-referenced filings.  To aid in your review, we have repeated your comments followed by our responses.  In instances where we have modified disclosure, we have underlined the additional language and added carets for deletions for your reference.

Form 10-K for the fiscal year ended December 31, 2010
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies

Loans, page 49

1.
Please revise future filings to discuss in detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a certain number of days past due). Your disclosure should address the triggering events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Response to Comment No. 1.

In future filings, we will revise our Summary of Significant Accounting polices for loans as follows:

Loans - Loans are stated at the principal balance outstanding. Mortgage loans consist principally of conventional one-to four-family residential loans and interim and permanent financing of non-residential loans that are secured by real estate. Commercial loans are made primarily on the strength of the borrower’s general credit standing, the ability to generate repayment from income sources and the collateral securing such loans. Consumer loans generally consist of home equity loans, automobile and other personal loans. In many lending transactions, collateral is taken to provide an additional measure of security. Generally, the cash flows or earning power of the borrower represents the primary source of repayment, and collateral liquidation serves as a secondary source of repayment. The Corporation determines the need for collateral on a case-by-case or product-by-product basis. Factors considered include the current and prospective credit worthiness of the customer, terms of the instrument and economic conditions.

     The Corporation generally originates single-family residential loans within its primary lending area. The Corporation’s underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. These loans are secured by the underlying properties. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for loan losses. Unearned interest on loans is amortized to income over the life of the loan, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. The Corporation is generally amortizing these amounts over the contractual life. Commitment fees and costs are generally based upon a percentage of the customer’s unused line of credit and are recognized over the commitment period when the likelihood of exercise is remote. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of the yield.

^Loans are placed on non-accrual status depending upon the type of loan, the past due status, and the collections activities in progress. Well-secured loans, in the process of collection, remain on an accrual basis until they become 90 days past due. Partially secured loans are written down to the collateral value and placed on non-accrual status on or before becoming 90 days past due. Unsecured commercial loans are charged off on or before the date they become 90 days past due. Consumer loans are charged off or written down to the fair value of collateral on or before becoming 90 days past due. A past due loan may not be considered impaired if it is expected the delay in payment is minimal. Interest payments are applied to the principal balance on non-accrual loans.

All interest accrued but not collected for loans that are placed on non-accrual status or charged off are reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, in management’s judgment, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines when loans become impaired through its normal loan administration and review functions. Loans identified as non-accrual are potentially impaired loans. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired, provided that management expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for loss and a general reserve is established accordingly.

Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are considered non-performing assets.

Allowance for loan losses, page 50

2.
We note your disclosure that the allowance for loan loss calculation includes a segmentation of loan categories by residential mortgage, commercial and consumer loans. Please revise this disclosure in future filings to be consistent with the segments as disclosed in Note 4 (page 62), which further breakdown the commercial loan portfolio into two segments: commercial and commercial real estate.

Response to Comment No. 2

In future filings, we will revise our Summary of Significant Accounting polices for allowance for loan loss as follows:

Allowance for Loan Losses – ^We consider our accounting policies related to the allowance for loan losses to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for loan losses is established through a provision for loan losses charged to expense. ^Our allowance for loan losses methodology is based on historical loss experience by loan type, specific homogeneous risk pools, and specific loss allocations. Our process for determining the appropriate level of the allowance for losses is designed to account for asset deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, potential problem loans, criticized loans, and loans charged-off or recovered, amount other factors.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience.  This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. ^The evaluation also includes a component for expected losses on groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation’s allowance for loan losses, and may require the Corporation to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either impaired, substandard or special mention. For such loans that are also accounted for as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The general allocated segment for loan loss calculation includes a stratification of loan categories subdivided by residential mortgage, commercial, commercial real estate and consumer loans. These stratifications are further divided in individual segments by call report groupings. The portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. The allowance for each portfolio segment is developed from a combination of factors that reflects management’s best judgment of the extent to which environmental factors, current trends and historical loss levels are more or less accurate indicators of current losses in the portfolio. Each category is rated for all loans including pass rated groups, special mention loans, and adversely classified non-impaired credits. The weights assigned to each performing group is developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. In addition, as the amount of loans in each category increases and decreases, the provision for loan loss calculation adjusts accordingly. Recovery of the carrying value of loans is dependent to some extent on the future economic environment and operating and other conditions that may be beyond the Corporation’s control.  Unanticipated future adverse changes in such conditions could result in material adjustments to allowance (and future results of operation).

We review each impaired loan on a loan-by-loan basis to determine whether the impairment should be recorded as a charge-off or a reserve based on our assessment of the status of the borrower and the underlying collateral. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical matter, at the loan’s observable market value or fair value of the collateral less cost to sell if the loan is collateral dependent. If the resulting value of the impaired non-collateral loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.  The risk characteristics used to aggregate loans are collateral type, borrower’s financial condition and geographic location. Impairment of a collateral dependent loan is immediately charged-off against the allowance for loan and lease losses unless the fair value was based on an internal valuation pending receipt of a third party appraisal or other extenuating circumstances. Consumer loans are charged-off generally based on pre-defined past due periods.

3.
As a related matter, we note it appears you further break your commercial loan segment into two classes. However, the description and quantification of these classes is not consistent throughout your disclosure in Note 4 to the consolidated financial statements. More specifically, we note that your disclosure uses four class descriptions throughout Note 4 (i.e., Commercial – other; Commercial - non-real estate; Commercial – construction; and Commercial – lines of credit). Please revise future filings to specifically identify the two classes and ensure that this disclosure is consistent from both a qualitative and quantitative perspective.

Response to Comment No. 3

In future filings, the following changes will be made to Note 4 of the financial statements:

Mortgage loans:
Fixed-rate residential
Adjustable-rate residential
Commercial real estate
Construction
Total mortgage loans
Commercial non-real estate
Consumer loans:
Home equity
Consumer and installment
Consumer lines of credit
Total consumer loans
Total loans
Less:
Undisbursed portion of interim construction loans
Unamortized loan discount
Allowance for loan losses
Net deferred loan origination costs
Total, net
Weighted-average interest rate of loans

All the other loan schedules throughout Note 4 will be revised to include only Commercial Real Estate and Commercial groupings for future filings.

Note 2. Investments and Mortgage-backed Securities, page 56

4.
We note your disclosures and other-than-temporary impairment losses relating to your trust preferred securities. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50-6. Therefore, for each individual and pooled trust preferred security, please enhance your disclosure in future filings to include a tabular presentation including the following: single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response to Comment No. 4

In future filings, the following tabular presentation will be provided for trust preferred securities:

Amounts in the following table are in millions.
Security Name	Single/ Pooled	Class Tranche	Amortized Cost	Fair Value	Unrealized Loss	Credit Portion	Other	YTD OTTI Total
Alesco II
MM Com I
MM Com III MM Com IX Pretzl IV
Pretzl V Pretzl X
Total

OTTI-Other Than Temporary Impairment

	Excess Subordination (3)				Constant Default Rate
Security Name	Lowest Rating (1)	% of Current Performing	Amount	% Deferrals/ Defaults (2)	High	Low	Discount Margin
Alesco II
MM Com I
MM Com III MM Com IX Pretzl IV
Pretzl V Pretzl X

Notes to table above:

(1)	Credit Ratings represent Moody’s and Fitch ratings (S&P does not rate this security)
(2)
The ratio represents the amount of specific deferrals/defaults that have occurred, plus those that are known or projected for the following quarters to the total amount of original collateral for a given security. Fewer deferrals/defaults produce a lower ratio.

(3)
“Excess subordination” amount is the additional defaults/deferrals necessary in the next reporting period to deplete the entire credit enhancement (excess interest and over-collateralization) beneath our tranche within each pool to the point that would cause a “break in yield.” This amount assumes that all currently performing collateral continues to perform. A break in yield means that our security would not be expected to receive all of the contractual cash flows (principal and interest) by maturity. The “percent of current performing collateral” is the ratio of the “excess subordination amount” to current performing collateral-a higher percent means there is more excess subordination to absorb additional defaults/deferrals, and the better our security is protected from loss.

5.
We note your disclosure that your default model to measure credit loss on other than temporarily impaired CDO’s (Pooled Trust Preferred Securities) assumed three times the historical default rate for all CDO. Please address the following:

•	Refer to the guidance in ASC 320-10-35-33 f through 3i and tell us in detail how you developed your estimate of future deferrals and defaults.

•
Tell us how you considered the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals/defaults for each security owned.

•
If you did not consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults, please revise your credit loss measurement methodology starting with your next assessment to analyze the specific credit characteristics of the collateral underlying each individual security to estimate future deferrals and defaults. Also, tell us how your measurement of credit loss would have changed if you used your revised methodology as of the most recent assessment and provide us a materiality analysis regarding this change.

Response to Comment No. 5

The Corporation reviews several items in determining whether its trust preferred securities are other than temporarily impaired.  These items include a valuation of the securities; an analysis of cash flows following the methodology of EITF 99-20; a stress analysis; a summary of deferrals and defaults of the individual issues in the pool; and information regarding the issuers in the pool.  A detailed description of each of these items of evidence is provided below. The primary evidence used to determine whether there is other than temporary impairment (“OTTI”) is the analysis of cash flows following the EITF 99-20 methodology.  This information is supplemented with information regarding the individual issuers and the status of deferrals and defaults of the individual issues in the pools.  The valuation of the securities and the stress analysis are used primarily to provide an initial indication of whether OTTI may exist.  If there is an indication of OTTI, the securities are analyzed using the methodologies described below.

Valuation of Securities – The first item reviewed is the fair market value of the security.  If the security is in an unrealized loss position, the Corporation proceeds to analyze the security for OTTI based on the following items.  The pricing of securities is performed by a third party and is considered Level III pricing.

EITF 99-20 Methodology – A cash flow analysis following the methodology of EITF 99-20 is the primary evidence utilized in determining whether there is a credit-related issue with respect to the security.  The basic methodology of EITF 99-20 is to compare the present value of the cash flows from quarter to quarter. A decline in the present value versus that for the previous quarter is considered to be an “adverse change” as described in the accounting literature and is an indication of OTTI.  EITF 99-20 prescribes using a discount rate “equal to the current yield used to accrete the beneficial interest.” The discount rate is calculated using the original discount margin calculated as of the purchase date based on the Corporation’s purchase price. The original discount margin is then added to the appropriate forward base rate index to determine the discount rate.  For fixed/floating securities, the original coupon is used as the discount rate for the remaining fixed-rate portion of the security’s estimated life. This discount rate is then used to calculate the present value for the current quarter’s projected cash flows.  The result calculated for the current quarter is then compared to the previous quarter’s book value to determine if the change is “adverse.”  The credit component of any impairment should be the difference between the book value and the projected present value for the current quarter.

The materials used for this analysis are provided by FTN Financial and Sandler O’Neill & Partners, L.P., each of which is in the business of providing financial products for the investment and banking community.  The modeling is based on cash flow analysis and utilizes a number of assumptions.  Key assumptions relate to credit and prepayment.  There are 9 scenarios available within three deal cash flow assumption categories (prepays constant, no prepays, prepays constant utilizing select years and defaults over 5 years and constant thereafter).  Each of these scenarios includes different prepayment assumptions and defaults at various levels in addition to projection of recoveries, if applicable, with a two-year lag.  Scenarios in each category range from a base to worse case in addition to two  analyses that project defaults over the course of the following year on a quarterly basis and annually thereafter. These assumptions are provided by FTN Financial and Sandler O’Neill and are based on sources believed to be reliable.

The EITF 99-20 methodology also uses forward interest rates to project future principal and interest payments.  This provides the ability to model the impact of over or under collateralization for each transaction.

The spreadsheet requires four inputs to produce calculations: the original face amount of the securities purchased, current book value, purchase date and purchase price. Individual pieces of the same class of security are analyzed separately if purchases occurred on different dates or at different prices.

Utilizing the EITF 99-20 methodology, the Corporation analyzed each security and reviewed each scenario to determine if there was any adverse change that would warrant further analysis to determine if OTTI is present.  Based on this analysis, the corporate debt securities that passed all scenarios with positive cash flow would indicate that there was no OTTI.

Stress Analysis – The Corporation obtains a stress analysis report of each security from FTN Financial and Sandler O’Neill.  This report provides a snapshot of the immediate deferrals/defaults that a given pool and tranche/class can withstand before causing either a break in yield or temporary interest shortfall position.  There are various assumptions utilized in this report with respect to prepayments, deferrals/defaults, and recovery rates.

•
Break in Yield – This is the level of deferrals/defaults the tranche could experience before the tranche would not receive all of its contractual cash flows (principle and interest) by maturity (not just a temporary interest shortfall but an actual loss in yield on the investment).  In other words, a break in yield occurs when the magnitude of the deferrals/defaults has depleted all of the credit enhancement (excess interest and over-collateralization) beneath the given tranche.

•
Temporary Interest Shortfall – A temporary interest shortfall is caused by an amount of deferrals/defaults high enough such that there is insufficient cash flow available to pay current interest on the given tranche or by breaching the principal coverage test of the tranche immediately senior to the given tranche.  Principal coverage tests are set up to protect the Senior and Mezzanine Notes from credit events, providing the most credit protection to the Class A-1 Senior Notes, then to the Class A-2 Senior Notes, then to the Class B notes and so on.  Cash flow is diverted from the lowest tranches first then from the successively higher tranches as necessary.

The existence of a break in yield or a temporary interest shortfall is an initial indication that OTTI may exist.

Deferral/Default Summary – The Corporation reviews current information for individual issues to determine the extent of deferrals and or defaults and the status of any issuers in the pool and the impact to the tranche owned by the Corporation.  This information is provided by FTN Financial and Sandler O’Neill.  This report lists the issue (i.e., the pool/deal), the amount of deferrals/defaults related to the issue, the issuer that has deferred/defaulted, and the percentage of total current collateral this represents.  Additionally, the report provides the status of the amount in question (i.e. whether it is cured, purchased, in default, or deferred), the projected senior and mezzanine note status for the next payment date, the projected income note status for the next payment date and the next bond payment date. The Corporation compares the information in this report to the assumptions used in the cash flow analysis to ensure that deferral and defaults are correctly reflected in the cash flow analysis.

Issuer Lists – The Corporation receives from FTN Financial and Sandler O’Neill a report listing all of the companies in the pool, along with other relevant information such as organization type (mutual vs. stock), primary geographic location (state), rating, issue amount, years in business and principal line of business. The Corporation reviews the issuer lists for the individual pools held by the Corporation to gain better insight as to the underlying companies, the specific credit characteristics of the collateral underlying each individual security, and to determine risks associated with any concentrations with respect to issue amounts or lines of business.

(b)           Deferrals and defaults

a. The estimates of defaults are based upon information provided by FTN Financial and Sandler O’Neill and will be included in the EITF 99-20 analysis discussed above. The Corporation reviews these assumptions to ensure that they are reasonable based on other sources of information as described above.  Deferrals are not projected except in the stress analysis, in which the Corporation relies on the provided information to determine immediate deferrals that would cause an temporary interest shortfall.

b. See above for a discussion of how the specific credit characteristics of the collateral underlying each security are considered in the OTTI analysis and the development of assumptions of deferrals and defaults.

6.
As a related matter, we note that your methodology assumed a 0% prepayment rate. Based on the terms of your securities, please tell us how prepayments can occur (e.g., call dates, auction dates, etc), why you believe 0% is a reasonable assumption, and provide us a sensitivity analysis of the change in credit loss at June 30, 2011 if you used a 1% prepayment assumption.

Response to Comment No. 6

All of the Corporation’s pooled trust preferred securities have the same terms, which is that the securities cannot be redeemed for five years and can be called quarterly thereafter.  All of the securities are past the five-year no call period.

Prepayment assumptions included in the EITF 99-20 methodology assume no prepayment and 100% at maturity.  Receipt of principal depends on the tranche.  In all scenarios for the tranches owned by the Corporation, the Corporation receives principal at maturity.

Prepayments are very unlikely in these types of CDOs. Increasing the prepayment assumption to 1% would not result in a significant impact on the results of the EITF 99-20 analysis nor does it cause an adverse situation that may indicate a change in OTTI.

Note 4 – Loans, Net, page 59

7.
We note your disclosure surrounding impaired loans and the related allowance for credit losses beginning on page 60. The table at the top of page 60 states there were $6.3 million of loans receivable with a specific allowance for credit losses of $1.8 million and $12.5 million of other impaired loans with no allowance recorded at December 31, 2010 and $1.8 million of loans receivable with a specific allowance for credit losses of $675 thousand and $19.0 million of other impaired loans with no allowance recorded at December 31, 2009. The table at the bottom of page 60 states there were $9.0 million of loans receivable with a related allowance of $6.9 million and $9.8 million of loans receivable with no related allowance at December 31, 2010 and $12.8 million of loans receivable with a related allowance of $6.4 million and $8.0 million of loans receivable with no related allowance at December 31, 2009. Please tell us why the recorded investment in impaired loans with a related allowance, the related specific allowance and the recorded investment in impaired loans without an allowance recorded do not reconcile between these two tables. If you determine that this presentation should be revised, please provide us with your proposed revised disclosure to be included in future filings.

Response to Comment No. 7

The following revised disclosure will be included in future filings:

Information about impaired loans as of and for the years ended December 31, 2010 and 2009, is as follows:

	Years Ended December 31,
	2010	2009
Loans receivable for which there is a related allowance for credit losses determined in accordance with ASC 310-10/Statement No. 114	$8,611	$4,716
Other impaired loans	23,247	30,238
Total impaired loans	$31,858	$34,954
Average monthly balance of impaired loans	$32,439	$27,690
Specific allowance for credit losses	$1,788	$675

Impaired Loans
December 31, 2010
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment
With no related allowance recorded:

Commercial
Commercial Real Estate	$20,623	$15,042	$--	$17,833
Commercial Non Real Estate	4,366	3,901	--	4,134

Consumer
Consumer - other	3,323	2,594	--	2,959
Consumer - home equity	162	162	--	162

Residential Real Estate
1-4 Family	1,739	1,549	--	1,644

With a related allowance recorded:

Commercial
Commercial Real Estate	8,379	8,370	1,752	8,375

Consumer
Consumer - other	241	241	36	241

Total:	$38,833	$31,858	$1,788	$35,346
Commercial	33,369	27,312	1,752	30,340
Consumer	3,726	2,996	36	3,362
Residential	1,739	1,549	0	1,644

Impaired Loans
December 31, 2009
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment
With no related allowance recorded:

Commercial
Commercial Real Estate	$30,962	$26,132	$--	$28,547
Commercial Non Real Estate	2,995	2,780	--	2,887

Consumer
Consumer - other	808	808	--	808
Consumer - home equity	105	105	--	105

Residential Real Estate
1-4 Family	413	413	--	413

With a related allowance recorded:

Commercial
Commercial Real Estate	5,523	4,108	440	4,816

Consumer
Consumer - other	608	608	36	608

Total:	$41,414	$34,954	$675	$38,183
Commercial	39,480	33,020	440	36,249
Consumer	1,521	1,521	235	1,521
Residential	413	413	0	413

8.
We note that the related allowance of $6.4 million associated with impaired loans at December 31, 2009 as disclosed on page 61 exceeds the total allowance for loan losses of $5.6 million at this same period end as disclosed on page 62 and elsewhere throughout your financial statements. Please explain and revise future filings as necessary.

Response to Comment No. 8

 The $6.4 million was incorrectly recorded as the related allowance for impaired loans. Future filings will include the revised tabular presentation in Comment No. 7, in which the related allowance was $675,000.

9.
As a related matter, please explain the difference between the “specific allowance for credit losses” associated with impaired loans as disclosed at the top of page 60 and the “related allowance” associated with impaired loans as disclosed in the table to follow.

Response to Comment No. 9

As shown in the revised tabular presentation for Comment No. 7, future filings will reflect that the specific allowance for credit losses and related allowances as being the same. Previous filings incorrectly included partial charge-offs in the allowance.

10.
Please revise future filings disclosure surrounding your impaired loans to include the related amount of interest income recognized, including the amount recognized on a cash-basis and the amount recognized that represents the change in present value attributable to the passage of time. Refer to ASC 310-10-50-15(c) and 19.

Response to Comment No. 10

 Future filings will include the following to indicate interest recognized on impaired loans. Loans classified as impaired generally will be non-performing loans, and the accrual of interest is discontinued at the time the loan is 90 days delinquent.  At June 30, 2011, there were loans in the amount of $252,000 that were 90 days or more past due and accruing interest. At December 31, 2010, there were loans in the amount of $125,000 that were 90 days or more past due and accruing interest. Interest income that would have been recorded for the six months ended June 30, 2011 had non-accruing loans been current in accordance with their original terms amounted to approximately $608,000. Interest earned on a cash basis on loans that were contractually past due 90 days or more at June 30, 2011 was $10,559.

11.	Please revise future filing disclosure surrounding your credit quality indicators to include the following:

•	A description of the credit quality indicator in accordance with ASC 310-10-50-29(a);

•	Explicit disclosure of the date or range of dates for which your loan risk rankings were updated in accordance with ASC 310-10-50-29(c); and

•	If using internal risk ratings, qualitative information on how they relate to the likelihood of loss in accordance with ASC 310-10-50-30.

Response to Comment No. 11

Future filings will include the following descriptions for credit quality indicators:

Credit Quality Indicators
As of December 31, 2010 and 2009

Credit Quality Indicators: The Corporation regularly monitors the credit quality of its loan portfolio. Credit quality refers to the current and expected ability of borrowers to repay their obligations according to the contractual terms of such loans. Credit quality is evaluated through assignment of individual loan grades, as well as past-due and performing status analysis. Credit quality indicators allow the Corporation to assess the inherent loss on certain individual and pools of loans.

Commercial Credit Exposure (1)
Credit Risk Profile by Creditworthiness Category

	Commercial - Other		Commercial Construction		Commercial Real Estate
	2010	2009	2010	2009	2010	2009

Grade 1 Superior Quality	$4	$--	$--	$--	$--	$--
Grade 2 Good Quality	340	199	--	1	--	--
Grade 3 Satisfactory	1,879	7,821	1,818	4,203	7,000	24,784
Grade 4 Acceptable	14,925	22,838	7,785	14,271	72,885	65,064
Grade 5 Special Mention	2,866	1,601	1,302	4,922	8,304	6,837
Grade 6 Substandard	3,901	2,306	11,989	14,889	11,423	13,469
Grade 7 Doubtful	--	474	--	--	--	747
Total	$23,915	$35,239	$22,894	$38,286	$99,612	$110,901

The Corporation uses an internal risk rating system to classify and monitor the credit quality of loans. Loan risk ratings are based on a graduated scale representing increasing likelihood of loss. Primary responsibility for the assignment of risk ratings of loans is with the individual loan officer assigned to each loan, subject of verification the Credit Administration department. Risk ratings are also reviewed periodically by an independent third party loan review firm that reports directly to the Board of Directors.

(1) Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with credit policies.

Consumer Credit Exposure (1)
Credit Risk Profile by Internally Assigned Grade

	Residential		Consumer
	2010	2009	2010	2009

Grade:
Pass	$13,282	$17,633	$42,273	$48,926
Special mention	--	1,754	--	2,448
Substandard	1,549	413	2,996	913
Total	$14,831	$19,800	$45,269	$52,287

(1) Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with credit policies.

Consumer Credit Exposure (1)
Credit Risk Profile Based on Payment Activity

	Other		Consumer Automobile		Home Equity		Residential real estate 1-4 family
	2010	2009	2010	2009	2010	2009	2010	2009

Performing	$25,366	$31,324	$1,502	$2,205	$16,462	$17,583	$13,297	$19,151
Nonperforming	1,792	1,121	--	22	147	32	1,534	649
Total	$27,158	$32,445	$1,502	$2,227	$16,609	$17,615	$14,831	$19,800

(1) Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with credit policies.

Loans graded one through four are considered “pass” credits.  As of June 30, 2011, approximately 77% of the loan portfolio were considered pass credits.  For loans to qualify for these grades, they must be performing relatively close to expectations, with no significant departures from the intended source and timing of repayment.

Loans with a credit grade of five are not considered classified; however they are categorized as a special mention of watch list credit, and are considered potential problem loans.  This classification is utilized by us when we have an initial concern about the financial health of a borrower.  These loans are designated as such in order to be monitored more closely than other credits in our portfolio.  We then gather current financial information about the borrower and evaluate our current risk in the credit. We will then either reclassify the loan as “substandard” or back to its original risk rating after a review of the information.  There are times when we may leave the loan on the watch list, if, in management’s opinion, there are risks that cannot be fully evaluated without the passage of time, and we determine to review the loan on a more regular basis. Loans on the watch list are not considered problem loans until they are determined by management to be classified as substandard. As of June 30, 2011, we had loans totaling $15.8 million rated as Special Mention.

Loans graded six or greater are considered classified credits. Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged. The loan has well-defined weaknesses that jeopardized the liquidation value and has the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have the weaknesses of Substandard but have additional factors that make collection or liquidation in full highly questionable and improbable. At June 30, 2011, classified loans totaled $25.3 million, with all but one loan being collateralized by real estate.  Classified credits are evaluated for impairment on a quarterly basis.

Note 13 – Fair Value of Financial Instruments
Loans, page 72

12.
We note your disclosure that when the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the impaired loan as nonrecurring Level 2. We also note that all such loans are recorded as Level 2. Please revise future filings to further define “current” appraised value (e.g., less than 6 months, less than 1 year, etc) and to quantify the amount of impaired loans valued using these appraisals at each period end presented.

Response to Comment No. 12

Future filings will include the following revisions for Fair Value of Financial instruments:

Loans

The Corporation is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. The Corporation does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and the related impairment is charged against the allowance or a specific allowance is established. The Corporation performs its allowance for loan and lease losses calculation on a quarterly basis which also includes an evaluation of all non-performing loans for further impairment even if a new appraisal is not obtained on a quarterly basis. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Loans which are deemed to be impaired are primarily valued at the fair values of the underlying real estate collateral. Such fair values are obtained using collateral net liquidation value, market value of similar debt, enterprise value, and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of the expected repayment or collateral meet or exceed the recorded investment in such loans. The Corporation considers all non-accrual loans and troubled debt restructurings to be impaired. Therefore, at December 31, 2010, loans classified as impaired totaled $18.8 million. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is not observable market price, the Corporation records the impaired loans as nonrecurring Level 3. Consistent with the regulator’s appraisal guidance dated December 10, 2010, the Corporation has adopted a loan reappraisal policy.  The regulatory guidance states that a bank should establish criteria for assessing whether an existing appraisal or evaluation continues to reflect the market value of the property.  Generally, impaired loans will be evaluated using an existing appraisal if the valuation has been established within the previous twelve months. However, market conditions may dictate an updated appraisal for a lesser timeframe. Factors include deterioration in the credit since origination or changes in market conditions. Changes in market conditions could include material changes in current and projected vacancy, absorption rates, lease terms, rental rates, and sale prices, including concessions and overruns and delays in construction costs.  Fluctuations in discount or direct capitalization rates also are indicators of changing market conditions. In assessing whether changes in market conditions are material, a bank should consider the individual and aggregate effect of these changes on its collateral protection and the risk in its real estate lending program or credit portfolios.

Form 10-Q for the quarterly period ended June 30, 2011
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 – Loans, page 9

13.
We note your disclosure surrounding impaired loans and the related specific allowance for credit losses beginning on page 9. The table at the top of page 9 states there were $5.1 million of loans receivable with a specific allowance and $13.8 million of other impaired loans with no specific allowance at June 30, 2011 and $6.3 million of loans receivable with a specific allowance and $12.5 million of other impaired loans with no specific allowance at December 31, 2010. The table at the bottom of page 9 states there were $7.6 million of loans receivable with a specific allowance and $11.3 million of loans receivable with no specific allowance at June 30, 2011 and $8.0 million of loans receivable with a specific allowance and $10.8 million of loans receivable with no specific allowance at December 31, 2009. Please tell us why the recorded investment in impaired loans with a specific allowance and the recorded investment in impaired loans without a specific allowance recorded do not reconcile between these two tables. If you determine that this presentation should be revised, please provide us with your proposed revised disclosure to be included in future filings.

Response to Comment No. 13

The following revised disclosure will be included in future filings.

Information about impaired loans for the periods ended June 30, 2011 and December 31, 2010, is as follows:

	June 30, December 31,
	2011	2010
Loans receivable for which there is a related allowance for credit losses determined in accordance with ASC 310-10/Statement No. 114	$4,332	$8,611
Other impaired loans	20,966	23,247
Total impaired loans	$25,298	$31,858
Average monthly balance of impaired loans	$28,578	$32,439
Specific allowance for credit losses	$1,360	$1,788

Impaired Loans
June 30, 2011

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment
With no related allowance recorded:

Commercial
Commercial Real Estate	$18,881	$14,374	$--	$16,627
Commercial Non Real Estate	2,491	2,248	--	2,369

Consumer
Consumer - other	3,324	2,456	--	2,890
Consumer - home equity	201	188	--	194

Residential Real Estate
1-4 Family	1,702	1,699	--	1,701

With a related allowance recorded:

Commercial
Commercial Real Estate	4,245	$4,092	1,324	4,169

Consumer
Consumer - other	241	241	36	241

Total:	$31,085	$25,298	$1,360	$28,191
Commercial	25,617	20,714	1,324	23,165
Consumer	3,766	2,885	36	3,325
Residential	1,702	1,699	0	1,701

Impaired Loans
December 31, 2010

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment
With no related allowance recorded:

Commercial
Commercial Real Estate	$20,623	$15,042	$--	$17,833
Commercial Non Real Estate	4,366	3,901	--	4,134

Consumer
Consumer - other	3,323	2,594	--	2,959
Consumer - home equity	162	162	--	162

Residential Real Estate
1-4 Family	1,739	1,549	--	1,644

With a related allowance recorded:

Commercial
Commercial Real Estate	8,379	8,370	1,752	8,375

Consumer
Consumer - other	241	241	36	241

Total:	$38,833	$31,858	$1,788	$35,346
Commercial	33,369	27,312	1,752	30,340
Consumer	3,726	2,996	36	3,362
Residential	1,739	1,549	0	1,644

14.	As a related matter, please explain the difference between the “related allowance” associated with impaired loans and the “specific allowance” associated with impaired loans.

Response to Comment No. 14

As shown in the tabular presentation for the response to Comment No. 13, future filings will reflect that the specific allowance for credit losses and related allowances as being the same. Previous filings included partial charge-offs in the allowance.

*           *           *           *           *

The Corporation acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely,

/s/ Richard H. Flake
Richard H. Flake Executive Vice President and Chief Financial Officer

cc:           Benjamin Phippen, Securities and Exchange Commission